ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: August 1, 2007



Buffered Underlying Securities (BUyS)
Linked to the Deutsche Bank Liquid Commodity Index –
Optimum Yield Balanced Excess Return

3 Year Maturity ■ 150% Upside Participation ■ 10% Downside Protection

Indicative Terms & Conditions – August 1, 2007   Offering Period: August 1, 2007 –August 27, 2007

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1)
Offering	:	Buffered Underlying Securities linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Index due August 31, 2010 (the "Securities")
Denomination	:	$1,000 per Security (minimum investment $1,000)
Index	:	Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return (the "Index") Bloomberg: DBLCBBER <INDEX>
Initial Level	:	Official closing level of the Index on the Initial Valuation Date
Index Return	:	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Final Level	:	Official closing level of the Index on the Final Valuation Date
Participation Rate	:	150.00%
Buffer Level	:	10.00% of the Initial Level (first 10% depreciation of the Index is fully protected)
Payment Amount at Maturity	:	The Security holder will receive at Maturity for each Security:
		• If the Final Level is greater than or equal to the Initial Level: $1,000 + ($1,000 x Index Return x Participation Rate)
		• If the Final Level is less than the Initial Level, and the decline is equal to or less than the Buffer Level: $1,000.
		• If the Final Level is less than the Initial Level, and the decline is greater than the Buffer Level: $1,000 + [$1,000 × (Index Return + Buffer Level)]
Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBCN <GO>



Business Days	:	London and New York (following business day convention)
Form of Security	:	Global, Book Entry. The Securities will be represented by a single registered global security deposited with the Depository Trust Company
Security Codes	:	CUSIP: 25152C MG 8 ISIN: US25152CMG86

Relevant Dates

Offering Period	:	August 1, 2007 – August 27, 2007 at 2:00 p.m. (EST)
Trade Date	:	August 27, 2007
Initial Valuation Date	:	August 27, 2007
Initial Settlement Date	:	August 31, 2007 (Trade Date plus four Business Days)
Final Valuation Date	:	August 26, 2010
Maturity / Final Settlement Date	:	August 31, 2010 (three Business Days following the Final Valuation Date)



BUyS Product Snapshot

Indicative Terms

Structure:

- **Index:** Deutsche Bank Liquid Commodity Index – Optimum Yield Balanced Excess Return (Bloomberg: DBLCBBER <INDEX>)
- **Maturity:** Three Years
- **Index Participation:** 150% Upside Participation
- **Buffer Level:** 10.00%
- **Downside Risk:** One-for-one downside participation with 10.00% Buffer

Positioning:

- Commodity alternative that facilitates a bullish view on the Index
- 150% upside participation (no caps/calls/averaging) in the Index
- BUyS will outperform the Index (on a price return basis) if the Index declines below the Initial Level by less than the Buffer Level

Best Case Scenario:

- If the Index increases, investors receive 150% of the performance of the Index at maturity
- Investment in BUyS is not capped, callable or averaged

Worst Case Scenario:

- Investment in the Securities is protected at maturity by the Buffer Level
- If the Index declines below the Initial Level by more than the Buffer Level, an investment in the Securities will decline by one percent for every 1% decline in the Index below the Buffer Level
- Subject to the credit of the Issuer, the maximum loss on an investment is 90%

Risk Considerations:

- Because the Securities are not principal protected and an investor's return is linked to the performance of the Index, investors may lose up to 90% of their initial investment
- Return of the Securities is linked to the performance of the Index
- An investment in the Securities is subject to the credit of the Issuer

Investing in the Securities involves a number of risks. See "Selected Risk Factors" on the last page of this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the Securities
- No representation is made that any trading strategy or account will, or is likely to, achieve returns similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.





Risk Factors

- **THE RISK OF INVESTING IN COMMODITIES CAN BE SUBSTANTIAL** — The price of the Securities and the commodities which comprise the Index may be affected by numerous market factors, including events in the equity markets, the bond market and the foreign exchange market, fluctuations in interest rates, and world economic, political and regulatory events. A rise in the value of one commodity may be offset by a fall in the value of one or more of the other commodities comprising the Index.

- **YOUR RETURN ON THE SECURITIES WILL BE DEPENDENT ON THE CHANGE IN THE VALUE OF THE INDEX DURING THE TERM OF THE INSTRUMENT** — There is no assurance that the commodities which comprise the Index will have positive or negative performance and past performance of any of the commodities which comprise the Index is not a guarantee, nor necessarily indicative, of their future performance.

- **THE SECURITIES DO NOT GUARANTEE ANY RETURN OF YOUR INITIAL INVESTMENT IN EXCESS OF $100 PER $1,000 SECURITY FACE AMOUNT** — The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. You could lose up to $900 for each $1,000 security face amount that you invest.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in term sheet No. 156J-3 related to this offering.

- **A LIQUID SECONDARY MARKET FOR THE SECURITIES DOES NOT EXIST** — Deutsche Bank AG does not guarantee an early redemption price for the Securities. If requested by an investor, Deutsche Bank AG may, at its sole discretion, provide a quote depending on a number of factors such as market conditions.

- **THE RECEIPT BY THE INVESTOR OF MONIES OWED UNDER THE SECURITIES IS SUBJECT TO AND DEPENDENT ON DEUTSCHE BANK AG'S ABILITIES TO PAY SUCH MONIES** — Consequently, investors are subject to a counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

Please see "Risk Factors" in accompanying product supplement J-3 and "Selected Risk Considerations" in accompanying term sheet No. 156J-3.



Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 156J-3, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement J-3, term sheet No. 156J-3 and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

The Deutsche Bank Liquid Commodity Index – Optimum Yield Excess Return Index is an intellectual property of Deutsche Bank AG. “Deutsche Bank Liquid Commodity Index – Optimum Yield” is a trade mark of Deutsche Bank AG. Deutsche Bank AG reserves all the rights, including copyright, to the Index.

NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY